SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

IGM BIOSCIENCES, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock Covering Common Stock, $0.01 par value

(Title of Class of Securities)

449585108

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Fred M. Schwarzer

Chief Executive Officer and President

325 E. Middlefield Road

Mountain View, CA 94043

(650) 965-7873

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Tony Jeffries Jennifer Knapp Christina Poulsen Wilson Sonsini Goodrich & Rosati, Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Paul Graffagnino Senior Vice President, Legal Affairs IGM Biosciences, Inc. 325 E. Middlefield Road Mountain View, CA 94043 (650) 965-7873

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Attached is a communication (the “Employee Communication”) sent by the chief executive officer of IGM Biosciences, Inc., a Delaware corporation (the “Company”), on June 18, 2024 to Company employees holding eligible stock options regarding a proposed stock option exchange program that would permit certain employees to voluntarily exchange certain eligible stock options owned by them for a lesser number of new restricted stock units (the “Option Exchange Program”).

The Employee Communication does not constitute an offer to holders of the Company’s outstanding stock options to exchange those options.

The Option Exchange Program has not yet commenced. The Company may decide not to implement the Option Exchange Program. The Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) if and when the Option Exchange Program commences. Option holders should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Option Exchange Program.

The Company’s stockholders and option holders will be able to obtain the written materials described above and the other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov or by directing a written request to: Paul Graffagnino, Corporate Secretary, at 325 E. Middlefield Road, Mountain View, CA 94043.

Item 12. Exhibits.

Exhibit No.	Document

99.1	Employee Communication sent on June 18, 2024